Exhibit 99.1

Contact:	Daniel C. Dunn
Chief Financial Officer
(314) 771-2400

Recession Continues to Depress Sales
at Allied Healthcare Products

ST. LOUIS, November 6, 2009 – Recession in domestic and international markets continued to depress sales for Allied Healthcare Products in the first quarter of fiscal year 2010 ending September 30, 2009.
Sales declines pushed Allied into a loss for the quarter.  The net loss for the quarter was about $745,000, or negative 9 cents per share, compared to a net profit the year earlier of about $208,000, or 3 cents per share.
Sales fell about 21 percent in the quarter, from about $14.4 million in the first quarter of last year to $11.3 million in the current quarter.
Allied introduced a new product line late in fiscal 2009 – mass casualty ventilators designed for use in pandemics, natural disasters and terrorist attacks.  Sales of the new products totaled $500,000 in the quarter.
Allied mass casualty ventilators address needs that traditional, full-featured ventilators do not meet said Earl Refsland, president and chief executive officer.  For example, Allied ventilators cost a fraction of the price of full-featured ventilators, can be operated by non-professionals after brief instruction and are rugged, for use in harsh field conditions.  Also, Allied mass casualty ventilators have minimal maintenance requirements, making them ideal for government stockpiles, Refsland said.

A bright spot in the quarter was strong performance in cost reduction efforts in manufacturing and operations.  Most of these savings represent long-term reductions that will continue to benefit the company in future quarters.
Allied earnings in the quarter were affected by a non-cash charge of $609,000 resulting from the company’s grant to the chief executive officer of an option to purchase 320,000 shares of common stock in the next six years
Allied Healthcare Products, Inc., manufactures a variety of respiratory products used in the healthcare industry in a range of hospital and alternate care settings including sub-acute facilities, home healthcare and emergency medical care.  Allied product lines include respiratory care products, medical gas equipment and emergency medical products.  Allied products are marketed to hospitals, hospital equipment dealers, hospital construction contractors, home healthcare dealers and emergency medical products dealers.
“SAFE HARBOR” STATEMENT: Statements contained in this release that are not historical facts or information are “forward-looking statements.”  Words such as “believe,” “expect,” “intend,” “will,” “should,” and other expressions that indicate future events and trends identify such forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome and future results of operations and financial condition to be materially different than stated or anticipated based on the forward-looking statements. Such risks and uncertainties include both general economic risks and uncertainties, risks and uncertainties affecting the demand for and economic factors affecting the delivery of health care services, and specific matters which relate directly to the Company’s operations and properties as discussed in its periodic filings with the Securities and Exchange Commission. The Company cautions that any forward-looking statement contained in this report reflects only the belief of the Company or its management at the time the statement was made. Although the Company believes such forward-looking statements are based upon reasonable assumptions, such assumptions may ultimately prove inaccurate or incomplete. The Company undertakes no obligation to update any forward-looking statement to reflect events or circumstances after the date on which the statement was made.

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ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended September 30,
	2009	2008

Net sales	$11,323,676	$14,441,011
Cost of sales	8,920,800	10,939,957

Gross profit	2,402,876	3,501,054

Selling, general and administrative expenses	3,591,776	3,183,587

Income (loss) from operations	(1,188,900)	317,467

Interest income	(984)	(30,659)
Interest expense	2,413	-
Other expense, net	11,014	12,067
	12,443	(18,592)

Income (loss) before provision for
(benefit from) income taxes	(1,201,343)	336,059

Provision for (benefit from) income taxes	(456,405)	127,702

Net income (loss)	$(744,938)	$208,357

Basic and diluted earnings (loss) per share	$(0.09)	$0.03

Weighted average common shares
Outstanding - Basic	7,988,321	7,891,232

Weighted average common shares
Outstanding - Diluted	7,988,321	8,132,931

ALLIED HEALTHCARE PRODUCTS, INC.
CONSOLIDATED BALANCE SHEET
(UNAUDITED)

	September 30, 2009	June 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$2,298,957	$1,943,364
Accounts receivable, net of allowances of $300,000	5,339,629	6,172,437
Inventories, net	12,597,816	12,663,938
Income tax receivable	1,632,577	937,273
Other current assets	334,337	327,203
Total current assets	22,203,316	22,044,215

Property, plant and equipment, net	10,510,423	10,799,089
Other assets, net	387,568	390,627
Total assets	$33,101,307	$33,233,931

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Accounts payable	$2,108,441	$1,633,568
Other accrued liabilities	2,175,676	2,316,558
Deferred income taxes	171,980	419,213
Deferred revenue	688,200	688,200
Total current liabilities	5,144,297	5,057,539

Deferred revenue	1,319,050	1,491,100

Commitments and contingencies

Stockholders' equity:
Preferred stock; $0.01 par value; 1,500,000 shares authorized; no shares issued and outstanding	-	-
Series A preferred stock; $0.01 par value; 200,000 shares authorized; no shares issued and outstanding	-	-
Common stock; $0.01 par value; 30,000,000 shares authorized; 10,395,378 and 10,204,819 shares issued at September 30, 2009 and June 30, 2009, respectively; 8,091,886 and 7,901,327 shares outstanding at September 30, 2009 and June 30, 2009, respectively	103,954	102,048
Additional paid-in capital	48,327,749	47,632,049
Accumulated deficit	(1,062,315)	(317,377)
Less: treasury stock, at cost; 2,303,492 shares at September 30, 2009 and June 30, 2009, respectively	(20,731,428)	(20,731,428)
Total stockholders' equity	26,637,960	26,685,292
Total liabilities and stockholders' equity	$33,101,307	$33,233,931